Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

June 25, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Dominic Minore, Attorney

Re:	Western Asset Investment Grade Defined Opportunity Trust Inc. Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2, File Nos. 333-158780 and 811-22294

Ladies and Gentlemen,

On behalf of Western Asset Investment Grade Defined Opportunity Trust Inc. (the “Fund”), we submit for your review Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2009, amended by Pre-Effective Amendment No. 1 on May 29, 2009 and Pre-Effective Amendment No. 2 on June 24, 2009 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of Amendment No. 3 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

Included as Exhibit A to this letter is a copy of Amendment No. 3 marked to reflect cumulative changes to the Registration Statement provided to the Commission on June 24, 2009.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan (212-455-3575) or Robert Griffith (212-455-3551) of this firm.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP